UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registry (“NIRE”) No. 35.300.332.067

NOTICE TO THE MARKET

São Paulo, November 30th, 2017 - Banco Santander (Brasil) S.A. ("Santander Brasil") was named yesterday, in London, for the first time, the Bank of the Year in Brazil by The Bank of the Year Awards. The award is promoted by The Banker, a Financial Times magazine, considered one of the most renowned international banking and finance news magazine. In its 18th edition, the award recognizes financial institutions from around the world based on criteria such as profitability, growth and efficiency, as well as strategy, leadership and innovation initiatives. According to the magazine, Santander Brasil stands out for its innovative use of technology to provide customers with products better suited to their needs.

Santander's important achievements included the titles of Global Bank of the Year and Bank of the Year in Latin America. Santander Spain, Santander Chile and Santander Totta, in Portugal, also received the title of Bank of the Year in their respective countries.

The recognition reflects our progress in an intensive transformation process, conducted by more than 46,000 people, who, together, are able to challenge the market and find new ways in any scenario.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.

ri@santander.com.br

www.santander.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 30, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer